UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2023

Commission File Number: 001-39431

Freeline Therapeutics Holdings plc

(Translation of registrant’s name into English)

Sycamore House

Gunnels Wood Road

Stevenage, Hertfordshire SG1 2BP

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Freeline Reports Positive Initial Clinical Data from First Cohort of Phase 1/2 GALILEO-1 Trial of FLT201, Its Novel Gene Therapy Candidate, in Gaucher Disease

On October 4, 2023, Freeline Therapeutics Holdings plc (“Freeline” or the “Company”) issued a press release, a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K, announcing that it is reporting positive initial clinical data from the first dose cohort of the Phase 1/2 GALILEO-1 clinical trial evaluating FLT201, its adeno-associated virus gene therapy candidate in Gaucher disease type 1.

The information contained in this “Freeline Reports Positive Initial Clinical Data from First Cohort of Phase 1/2 GALILEO-1 Trial of FLT201, Its Novel Gene Therapy Candidate, in Gaucher Disease” section of this Report on Form 6-K and the press release furnished as Exhibit 99.1 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is not incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in any such filing.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated October 4, 2023, “Freeline Reports Positive Initial Clinical Data from First Cohort of Phase 1/2 GALILEO-1 Trial of FLT201, Its Novel Gene Therapy Candidate, in Gaucher Disease”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREELINE THERAPEUTICS HOLDINGS PLC

Date: October 4, 2023	By:	/s/ Chip McCorkle
	Name:	Chip McCorkle
	Title:	Vice President, Legal & Company Secretary